Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
FBR Asset Investment Corporation:

We consent to the use of our report dated June 26, 2002, with respect to the consolidated statements of financial condition of FBR Asset Investment Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001, incorporated herein by reference and to the references to our firm under the headings “Selected Historical Financial Data of FBR Asset,” “Experts” and “Independent Accountants” in the prospectus.

/s/ KPMG LLP
McLean, Virginia
February 5, 2003